U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.

Name of issuer or person filing ("Filer"): Guardians of Gold Inc. (c/o Nirek Resources Inc.)

B.

(1) This is [check one]

☒ an original filing for the Filer

☐ an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9)  ☐

C.

Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Nirek Resources Inc.
Form type:	Form CB
File Number (if known):
Filed by:	Guardians of Gold Inc. c/o Nirek Resources Inc.
Dated Filed (if filed concurrently, so indicate):	March 22, 2010 (concurrently with Form CB)

D.

The Filer is incorporated or organized under the laws of the Province of Ontario, Canada and has its principal place of business at:

4 King Street West, Suite 1320

Toronto, Ontario

Canada

M5H 1B6

Telephone number: (416) 603-1555.

E.

The Filer designated and appoints David Kretzmer ("Agent"), located at:

Kretzmer & Associates, PLLP

228 East 45th Street

Suite 2712

New York, NY 10017

Telephone: (212) 202-5158

Facsimile: (646) 390-7090

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on March 22, 2010 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB. Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario, Canada this 22nd day of March, 2010.

GUARDIANS OF GOLD INC.
By:	/s/ JORDAN STARKMAN
Name:	Jordan Starkman
Title:	President and Director

This statement has been signed by the following person in his capacity and on the date indicated.

Ronald Haller
By:	/s/ Ronald Haller
Name:	Ronald Haller
Title:	Secretary
Date:	March 22, 2010

GUARDIANS OF GOLD INC.

CERTIFICATE

I, Jordan Starkman, President and Director of Guardians of Gold Inc. (the “Company”) do hereby certify that the following resolution of the Company is a true copy of a resolution duly passed by the Board of Directors of the Company at a meeting duly called and held on the 17th day of March, 2010 and that the said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.

RESOLVED THAT:

The Company hereby appoints David Kretzmer or such other person as any officer of the Company may deem fit, as its agent for the service of process upon the Company in the United States under the Securities Act in connection with each Form CB and any amended Form CB, as and to the extent provided for in Form F-X to be filed with the SEC, and any proper officer of the Company be and is hereby authorized to execute on behalf of the Company and file with the SEC a consent to service of process and power of attorney on Form F-X appointing David Kretzmer or such other person, as such agent for service.

IN WITNESS WHEREOF I have hereunto subscribed in the Province of Ontario, this 22th day of March, 2010.

By:	/s/ JORDAN STARKMAN
Jordan Starkman
President and Director